September 07, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re: GlobalTech Corporation

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2022

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2023

File No. 000-56482

Dear Commission:

We are in receipt of your letter dated August 31, 2023.  In reference to the additional disclosures, we will be filing an amendment to our annual report 10-K for the fiscal year ended December 31, 2022, quarterly report 10-Q for the quarterly period ended March 31, 2023 and quarterly report 10-Q for the quarterly period ended June 30, 2023.

Our response to each of your comments is as follows (Commission’s text is in bold):

Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2022 Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements Restatement of Prior Balances, page F-13

1.

We note the revisions in response to prior comment 4. As previously requested, please revise to disclose the effect of the correction of the errors on all of the financial statement line items impacted. In this regard, we note that the errors impacted total assets, total shareholder’s equity, loss before taxation, net loss, net loss attributable to common shareholders and to non-controlling interest, in addition to multiple line items and subtotals as reported on the statement of cash flows. Also, please revise to disclose the effect of the correction of the errors on each of the line items in the consolidated financial statements for 2022.

Response: We will revise our amended 10-K filing to disclose the effect of the correction of the errors on all of the financial statement line items impacted in line with ASC 250-10-50- 7.

3550 Barron Way Suite 13a, Reno, NV 89511

2.

We note your revised disclosure indicating that previously issued consolidated financial statements have been restated to reflect the correction of errors. Please file a current report pursuant to Item 4.02 of Form 8-K for the restatements of your financial statements for the years ended December 31, 2021 and 2022 and the quarterly period ended March 31, 2023.

Response: We will file a current report pursuant to Item 4.02 of Form 8-K for the restatements of financial statements for the years ended December 31, 2021 and 2022 and the quarterly periods ended March 31, 2023 and June 30, 2023.

Sincerely,

GlobalTech Corporation

Dana F. Green

Chief Executive Officer

cc: Sean Neahusan

3550 Barron Way Suite 13a, Reno, NV 89511

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